UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         Amendment No. 1

            Under the Securities Exchange Act of 1934

                      Parks! America, Inc.
________________________________________________________________
                        (Name of Issuer)

            Common Stock, Par Value $0.001 per share
___________________________________________________________
                  (Title of Class of Securities

                           701455 10 7
                         (CUSIP Number)

                         Charles Kohnen
                      5590 Folkestone Drive
                       Dayton, Ohio 45459
________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        September 7, 2011
________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
 See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 1

CUSIP NO. 701455 10 7


1.      Name of Reporting Person
        SS or IRS Identification No. of above person (optional)

        CHARLES KOHNEN

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                          (b)_X_

3.     SEC USE ONLY


4.     SOURCE OF FUNDS:  PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                     ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       US

NUMBER OF SHARES            7.  SOLE VOTING POWER
BENEFICIALLY OWNED              1,275,000
BY EACH REPORTING
PERSON WITH                 8.  SHARED VOTING POWER
                                12,120,000 (see Item 5)

                            9.  SOLE DISPOSITIVE POWER
                                1,275,000

                            10. SHARED DISPOSITIVE POWER
                                12,120,000 (see Item 5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,395,000 (see Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.15%

14.  TYPE OF REPORTING PERSON*
     IN


                          SCHEDULE 13D
                         Amendment No. 1

CUSIP NO. 701455 10 7

INTRODUCTION

          The ownership of 12,120,000 shares of common stock ("Common Shares") of Parks! America, Inc. (the "Issuer") was previously reported by Charles Kohnen (the "Reporting Person") in a Schedule 13D, filed with the Securities and Exchange Commission on December 21, 2009 (the "Original Schedule 13D"). Since the filing of the Original Schedule 13D the Reporting Person received 25,000 Common Shares on December 17, 2010 for serving on the Board of Directors. On September 7, 2011, the Reporting Person purchased 1,250,000 additional Common Shares. The cover page for the Reporting Person is hereby amended to read as shown in this Amendment No. 1. Items 3 and 5 are hereby amended as shown in this Amendment No. 1. All other items remain unchanged from the Original Schedule 13D, and are incorporated by reference.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSON LISTED BELOW (THE "REPORTING PERSON") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSON (I) IS ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, IS THE BENEFICIAL OWNER OF ANY SHARES OTHER THAN THE SHARES IN WHICH THE REPORTING PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person used his own personal funds to purchase the Common Shares. The Reporting Person did not borrow any funds to acquire such Shares of the Issuer. The Reporting Person acquired 1,250,000 Common Shares on September 7, 2011 for a purchase price of $25,000.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person hereby reports beneficial ownership of 13,395,000 Common Shares of the Issuer.

(b) The Reporting Person has shared voting and dispositive power with his wife, Angela Kohnen, over 12,120,000 Common Shares of the Issuer. The Reporting Person has sole voting and dispositive power over 1,275,000 Common Shares of the Issuer.

(c) The Reporting Person acquired 1,250,000 Common Shares on September 7, 2011 at a price of $0.02 per share. There have been no other transactions by the Reporting Person in shares of the Issuer's common stock during the past 60 days.

(d) To the Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by them.

(e)   Not applicable

                           SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED this 8th day of September, 2011.

/s/ Charles Kohnen
     Charles Kohnen